SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the Month of March 2003
                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

                  Form 20-F  _X_               Form 40-F  ___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes ___  No  _X_

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.


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

Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has announced a rights offering of 930,685,950 Ordinary Shares of the Bank. The securities offered will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


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

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCO COMERCIAL PORTUGUES, S.A.


                                          By:   Antonio Rodrigues
                                              ----------------------------------
                                                Antonio Rodrigues
                                                Member of the Board of Directors


                                          By:   Luis Gomes
                                              ----------------------------------
                                                Luis Gomes
                                                General Manager
Date: March 13, 2003


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

                                                                         Annex 1

                        BANCO COMERCIAL PORTUGUES ("BCP")

     NOTICE OF RIGHTS OFFERING OF 930,685,950 ORDINARY SHARES IN ACCORDANCE
                WITH RULE 135c UNDER THE SECURITIES ACT OF 1933

Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) has announced that it will increase its share capital by 930,685,950 euro under the terms and conditions of the rights offering described below:

The issuer is Banco Comercial Portugues, S.A. whose head office is at Oporto, Praca D. Joao I, 28, collective entity nr. 501,525,882, with a share capital of 2,326,714,877 euro, registered with the Commercial Registry of Oporto under no. 40,043.

The share capital of BCP will be increased by 930,685,950 euro through the issuance, by means of a rights offering of 930,685,950 Ordinary Shares, nominal value 1 euro per share. The Ordinary Shares will be offered directly to holders of BCP Ordinary Shares for subscription at a subscription price of 1 euro per Ordinary Share. The record date for the purposes of determining entitlement to rights is 4:30 p.m. on March 10, 2003.

The subscription ratio is one proportional right for each Ordinary Share owned with the number of new shares that can be subscribed for determined by multiplying the number of proportional rights held by the factor 0.4, rounded down to the nearest whole share, which is equivalent to 2 new Ordinary Shares for each 5 existing Ordinary Shares.

The subscription period shall commence at 8:30 a.m. (Lisbon time) on March 14, 2003 and shall terminate at 3:00 p.m. (Lisbon time) on March 31, 2003.

The securities offered will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


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